Exhibit 6.4

THIS LOAN AGREEMENT MADE EFFECTIVE ON THE 31ST DAY OF JANUARY 2022

BETWEEN:

JL LEGACY LTD.

(“JL Legacy”)

- and -

LADY LOANS INC.

(Lady Loans)

WHEREAS JL Legacy is prepared to fund up to $2 million USD to Lady Loans to enable Lady Loans to continue operations.

AND WHEREAS the New Loan may be advanced in tranches, as Lady Loans identifies need for funds.

NOW THEREFORE WITNESS THAT in consideration of the mutual covenants herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	The parties agree that the facts and matters stated in the preamble hereto form part of this Agreement and are not stated merely for the purpose of recital. Without limiting the generality of the foregoing, the terms of the preamble are hereby acknowledged and confirmed by the parties.

2.	In order to implement the Agreement:

a.	As each advance is agreed to between Lady Loans and JL Legacy, JL Legacy shall advanced directly to Lady Loans the requested funds, and Lady Loans will issue to JL Legacy a promissory note evidencing each such advance;

b.	Each advance will bear interest at the rate of Ten percent (10.0%) per annum, calculated and compounded monthly, from the date of each advance, and shall be payable on demand;

c.	Lady Loans shall pay all legal fees on a solicitor and his own client basis, and other collection costs incurred by JL Legacy associated with enforcement of the New Loan.

3.	Time shall be of the essence of this Agreement.

4.	The parties agree to do such further acts and execute such further documents as may be necessary or desirable to give full force and effect to this Agreement.

5.	Any notice to be given by either party to the other shall be in writing, and shall be sufficiently given if sent by prepaid registered mail (if there is no interruption in normal mail service) or delivered or emailed to the parties at the addresses as follows:

a.	If to Legacy:

JL Legacy Ltd.

325, 8170 – 50 Street NW

Edmonton, AB T6B 1E6

Attention:	Timothy J. Latimer
Email:	Tim@businessasaforceforgood.ca

b.	If to Lady Loans:

Lady Loans Ltd.

325, 8170 – 50 Street NW

Edmonton, AB T6B 1E6

Attention:	Diana Machado

Email:	diana@ladyloans.com

Or to such other street address, email address as either party may from time to time advise the other in writing. Any such notice shall, if delivered by hand, be deemed to have been given when delivered, or if transmitted by email be deemed to have been given immediately upon receipt thereof if received on a business day, but if received on other than a business day shall be deemed to have been received on the first business day after actual receipt, or if mailed on the fifth business day following the day on which it was mailed.

6.	This agreement shall be interpreted in accordance with the laws of the Province of Alberta.

7.	This agreement may be executed in counterpart. Each counterpart when executed will be deemed to be an original and all counterparts together will constitute one agreement, to be effective as of the date first set out above.

EXECUTED as at the day and year first above written.

JL LEGACY LTD.

Per:

LADY LOANS INC.

Per: